Exhibit: 99.10

RNS Number : 6646I

Unilever PLC

13 August 2021

Share Buy-Back Programme – Update August 2021

13/08/2021

London – Unilever PLC confirms the successful completion of the first tranche of its programme to buy back shares with an aggregate market value equivalent of up to €3 billion.

On 29 April 2021, Unilever PLC announced its first quarter results and a share buyback programme of up to €3 billion to be completed by the end of this year.    On 6 May 2021 Unilever announced the commencement of the first tranche of up to €1.5bn to be completed by 27 August 2021 (the “First Tranche”).

Unilever PLC confirms the completion of the First Tranche.    Between 6 May 2021 and 13 August 2021 a total of 30,467,730 Unilever PLC shares were purchased.

Further tranches of the share buyback programme will be announced in due course as appropriate.

Unilever PLC

Unilever House
100 Victoria Embankment
London EC4Y 0DY
United Kingdom

Press-Office.London@Unilever.com

CAUTIONARY STATEMENT

This announcement may contain forward-looking statements, including ‘forward-looking statements’ within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as ‘will’, ‘aim’, ‘expects’, ‘anticipates’, ‘intends’, ‘looks’, ‘believes’, ‘vision’, or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Unilever Group (the ‘Group’). They are not historical facts, nor are they guarantees of future performance.

Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially are: Unilever’s global brands not meeting consumer preferences; Unilever’s ability to innovate and remain competitive; Unilever’s investment choices in its portfolio management; the effect of climate change on Unilever’s business; Unilever’s ability to find sustainable solutions to its plastic packaging; significant changes or deterioration in customer relationships; the recruitment and retention of talented employees; disruptions in our supply chain and distribution; increases or volatility in the cost of raw materials and commodities; the production of safe and high quality products; secure and reliable IT infrastructure; execution of acquisitions, divestitures and business transformation projects; economic, social and political risks and natural disasters; financial risks; failure to meet high and ethical standards; and managing regulatory, tax and legal matters. A number of these risks have increased as a result of the current Covid-19 pandemic. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Further details of potential risks and uncertainties affecting the Group are described in the Group’s filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including in the Annual Report on Form 20-F 2020 and the Unilever Annual Report and Accounts 2020 available on our corporate website.